Exhibit 14

AMENDED AND RESTATED MASTER FINANCING AGREEMENT

AMENDED AND RESTATED MASTER FINANCING AGREEMENT dated as of March 16, 2016 (as amended, supplemented or otherwise modified from time to time, the “Agreement”), between Fintech Advisory, Inc. (“FAI”) and Fintech Investments Ltd. (“Finance Provider”).

The Parties hereby agree as follows:

SECTION 1: DEFINITIONS

1.1 Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Accrued Rights”	As defined in subsection 6.1 hereof.

“Asset”	100% of the membership interests of Fintech Telecom, LLC, a limited liability company organized under the laws of the State of Delaware.

“Asset Documents”	Agreement of Limited Liability Company, dated October 18, 2013 by Fintech Advisory Inc. as Managing Member.

“Assignee”	Any Person to which FAI assigns its rights, claims and interests to all or part of an Asset, which Person shall be an affiliate of FAI.

“Demand Date”	As defined in subsection 3.1(b) hereof.

“Effective Date”	October 24, 2014

“Financing”	As defined in subsection 2.1 hereof.

“Governmental Authority”	Any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions relating to government.

“Initial Financing Amount”	$925,000,000 to be paid by Finance Provider to FAI.

“Issuer”	Fintech Telecom, LLC, or FTL

“Person”	Any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated association, Governmental Authority or other entity of whatever nature.

“SPA”	The Amended and Restated Stock Purchase Agreement, dated October 24, 2014 among FTL, Telecom Italia S.p.A. and Telecom Italia International N.V. and solely for the purposes of Article 2 of the SPA, Tierra Argentea S.A.

SECTION 2: TERMS OF FINANCING

2.1 Financing. From time to time, FAI may request to obtain from Finance Provider and Finance Provider may agree to provide to FAI, financing in connection with the capital needs of the Asset, which shall be provided through a 100% undivided economic participation interest in the Asset, (each a “Financing”); provided, that such Financing shall be solely in respect of economic rights relating to such Asset, including payments or other distributions as set forth in Section 3 hereof, and that no voting rights or rights of disposition or control in respect of such Asset(s) shall form any part of the Financing. The Financing shall include any Additional Financing (as defined below) provided by Finance Provider hereunder.

2.2 Initial Drawdown of Financing. Upon the Effective Date and subject to satisfaction of the conditions set forth herein:

(a) Finance Provider shall provide to FAI the Initial Financing Amount; and

(b) FAI shall provide to Finance Provider (and Finance Provider shall accept and take without recourse), a 100% undivided beneficial economic interest in the Asset.

2.3 Additional Financing.

(a) Within one (1) Business Day of receiving a request for additional capital from the Issuer (a “Capital Request”), FAI shall offer Finance Provider, by written notice, an additional Financing consisting of a 100% undivided economic participation interest in such additional capital (an “Additional Financing”). The purchase price for such Additional Financing shall be equal to 100% of the amount paid by FAI in respect of such Capital Request (each a “Subsequent Financing Amount”).

(b) In case Finance Provider decides to participate in such Additional Financing, FAI and Finance Provider shall execute an addendum to this Agreement stating the amount of the Additional Financing, the Subsequent Financing Amount and payment terms of such Additional Financing. Such Additional Financing shall be governed by the terms of this Agreement. For the avoidance of doubt, in case of any conflict between any provision included in any supplement, amendment or any other documentation executed pursuant to such Additional Financing and any provision of this Agreement, this Agreement shall prevail.

SECTION 3: PAYMENTS

3.1 When FAI receives or collects any cash payment of a dividend or of principal or interest or any other cash distributions or payments in respect of an Asset subject to a Financing provided hereunder (including any payments made to FAI upon the sale, assignment, disposition of the Asset or the grant of an interest in, exchange of, or other transfer of the Asset) (each a “Cash Distribution”), FAI shall hold such payment for the account of Finance Provider and shall promptly pay over such payment to Finance Provider to the account set forth on the signature page hereto; provided that Finance Provider’s pro rata share of interest, if any, shall be appropriately adjusted to reflect the period of time during which the relevant Financing has been outstanding.

3.2 If (i) FAI shall pay any amount to Finance Provider pursuant to this Agreement in the belief or expectation that a related payment has been or will be received or collected by FAI from Finance Provider or in connection with any Asset or Asset Documents and (ii) such related payment is not received or collected by FAI, then Finance Provider will promptly on demand by FAI (the day on which such demand is made, the “Demand Date”) return such amount to FAI, together with interest accruing as agreed upon between the parties. If FAI determines at any time that any amount received or collected by FAI in respect of the Asset must be paid to any other Person pursuant to any bankruptcy or insolvency law, any sharing clause in any Asset Documents or otherwise, then, notwithstanding any other provision of this Agreement, FAI shall not be required to distribute any portion thereof to Finance Provider, and Finance Provider will promptly on demand by FAI repay, which obligation shall survive the termination of this Agreement, any portion thereof that FAI shall have distributed to Finance Provider, together with interest thereon at such rate, if any, as FAI shall pay to the Obligor or such other Person with respect thereto.

3.3 If there is any payment of a dividend or of principal or interest or any other distributions or payments in respect of an Asset subject to a Financing sold hereunder other than a Cash Distribution (an “In-Kind Distribution”), then such In-Kind Distribution, shall be retained by FAI and shall become part of and form part of the Assets that are subject to the Financing, and Finance Provider’s Financing shall be deemed to include a total undivided 100% participation interest in such In-Kind Distribution.

3.4 If any retroactive interest adjustment is applied in respect of the Asset, such adjustment shall be allocated between FAI and Finance Provider as may be necessary to give effect to the method of allocation used by the applicable agent or servicing bank in applying such retroactive interest adjustment, and the parties will promptly make such payments as may be necessary to give effect to such allocation.

SECTION 4: REPRESENTATIONS AND WARRANTIES

4.1 FAI represents and warrants to Finance Provider, and Finance Provider represents and warrants to FAI, that, as of the date hereof and as of each Effective Date,

(a) it is duly authorized and validly existing under the laws of its jurisdiction of organization, and has the power and authority, and the legal right, to make, deliver and perform this Agreement and perform its obligations hereunder in accordance with the provisions hereof;

(b) this Agreement has been duly authorized, executed and delivered by it;

(c) this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law); and

(d) it acts as principal for its own account in entering into the Financing.

4.2 With respect to the Asset, except as expressly provided herein, FAI makes no representation or warranty, and shall have no responsibility, as to the due authorization or execution, genuineness, validity, enforceability or collectability of the Asset or Asset Documents or any of the terms, covenants or conditions contained therein, as the case may be, or the existence, value, perfection or priority of any collateral security for the Asset; the filing, recording or taking of any action with respect to the Asset, Asset Documents or the restructuring thereof; the financial or other condition of the Issuer or any other Person; any representation or warranty made by, or the accuracy, completeness or sufficiency of any documentation or information (or the validity, completeness or adequate disclosure of assumptions underlying any estimates, forecasts or projections contained in such information) supplied by the Issuer or any other Person in connection with the Asset or Asset Documents; the performance or observance by the Issuer of its obligations under Asset Documents or with respect to the Asset; or any other matter relating to any of the foregoing, including, without limitation, any restructuring of the Asset or the likelihood of such occurrence.

4.3 With respect to the Financing, Finance Provider represents and warrants to FAI that, as of the date hereof and as of the Effective Date for the Financing, (a) it has made an independent determination to acquire and is acquiring the Financing for its own account without a view to the distribution thereof, (b) it has made an independent appraisal of the financial condition and affairs of the Issuer and of the terms and investment merits of the Financing, the Asset and the Asset Documents without reliance on FAI or any affiliate thereof and based on such documents and information as Finance Provider has deemed necessary for such purpose, (c) it has not relied and will not rely upon FAI or any affiliate thereof to furnish any information to it regarding the financial condition and affairs of the Issuer or the Asset or the Asset Documents, (d) it is a sophisticated institutional investor familiar with investments of the nature of the Financing and fully understands and is capable of bearing all of the risks involved in acquiring the Financing, (e) if deemed necessary, it has obtained the advice of counsel in the negotiation, execution and delivery of this Agreement and the documents relating thereto and (f) no joint venture exists between FAI and Finance Provider. Finance Provider waives any claims, now or hereafter arising, it may have against FAI or any affiliate thereof arising out of or otherwise in respect of any failure to disclose any information and agrees that it has no recourse to FAI with respect to the Financing hereunder notwithstanding the occurrence or nonoccurrence of any restructuring, buyback, rebalancing or other similar transaction in respect of the Asset.

SECTION 5: CERTAIN RIGHTS AND OBLIGATIONS

5.1 Finance Provider shall acquire the Financing for its own account and risk and without recourse to FAI. With respect to the Asset, FAI shall have no obligation to take any action to collect any dividends in respect of, principal of, or interest on the Asset or any other amount payable by the Issuer or any other Person in respect thereto, to enforce in any other manner any of the provisions of the Asset Documents or any other document, or to take any other action against the Issuer or any other Person under the Asset Documents or any other document.

5.2 Finance Provider shall pay to FAI on demand, and indemnify FAI fully against, Finance Provider’s pro rata share of any and all claims, losses, liabilities, costs, disbursements, and expenses (including, without limitation, legal fees and disbursements) incurred or paid by FAI in connection with the Financing (other than those arising out of FAI’s gross negligence or willful misconduct), which indemnification and reimbursement obligation shall survive the termination of this Agreement.

5.3 Finance Provider authorizes FAI to withhold from Finance Provider any amounts payable by FAI to Finance Provider hereunder to the extent required by law.

5.4 All collateral security and guarantees that FAI now or hereafter holds as direct or indirect guarantees of, or collateral security for, the Assets may be held by FAI in its name; provided that such collateral security and guarantees shall be held by FAI for the benefit of Finance Provider.

5.5 Each of FAI and Finance Provider shall execute and deliver such further instruments and take such further action from time to time as reasonably may be required to effect the transactions contemplated hereby.

SECTION 6: SUBSEQUENT TRANSACTIONS

6.1 Following a period that is eighteen (18) months after the Closing Date (as such term is defined in the SPA) (the “Restricted Period”), in the event FAI shall have determined, in its sole and absolute discretion, that it no longer wishes to be record holder of all or part of the Asset, FAI may assign to any Assignee without consideration all or any portion of the Asset in an aggregate amount equal to the Financing, together with the related rights and obligations under the Asset Documents and this Agreement, and shall deliver a notice of such assignment substantially in the form of Exhibit A to Finance Provider. Such assignment (a) shall comply with the Asset Documents, (b) shall substitute the Assignee as record holder of any portion of any Asset so assigned, (c) shall release FAI from all of its obligations with respect to any assigned Asset, (d) shall not affect any rights of FAI under subsection 5.2 hereof accruing in respect of the period ending on the effective date of such assignment (the “Accrued Rights”) and (e) shall be without recourse to, or any representation or warranty by, FAI. In connection with the foregoing assignment, FAI shall assign to the Assignee all of the rights (other than the Accrued Rights) and obligations of FAI with respect to the Asset under this Agreement and FAI shall be released from all its obligations hereunder relating to the Asset, provided that such assignment shall not affect any of FAI’s obligations under Section 3 hereof accrued prior to the effectiveness of such assignment. Finance Provider agrees to execute and deliver promptly such instruments and Asset Documents as FAI may request to effect such assignment and release with respect to all or any portion of the Asset so assigned and, if applicable, with respect to this Agreement.

6.2 Without limiting subsection 6.1, at any time following the Restricted Period, Finance Provider may request FAI to assign the Asset to any Assignee for (or without) consideration for fair market value (as it determines in its sole discretion). On the effective date of such Transfer, (a) FAI shall pay the net proceeds of the assignment, if any, to the Finance Provider as set forth in Section 3, (b) the relevant Financing shall be canceled and Finance Provider shall be deemed to have relinquished all of its rights and interest in the Asset and the related Asset Documents and (c) FAI shall assign the Asset to the Assignee pursuant to documentation prepared by FAI. Such assignment shall be made pursuant to clauses (a)-(e) of subsection 6.1. In connection with the foregoing assignment, (i) if the Assignee shall be a Person other than Finance Provider, FAI shall assign to the Assignee all of the rights (other than the Accrued Rights) and obligations of FAI under this Agreement with respect to such Assets and FAI shall be released from all of its obligations hereunder relating to the Asset and (ii) if the Assignee shall be the Finance Provider, the Financing shall terminate and be of no further force or effect and FAI shall be released from all its obligations hereunder relating to the asset (provided that any such termination shall not terminate any Accrued Rights). The parties hereto agree to take such actions and execute such documents as FAI or any Assignee may reasonably request in connection with the foregoing.

SECTION 7: MISCELLANEOUS

7.1 Termination. Either party may terminate this Agreement upon prior notice to the other party (but such termination shall not affect the rights and obligations of the parties in respect of any outstanding Financing).

7.2 Notices. All notices, communications, requests and demands to or upon the respective parties hereto shall be addressed to the other party hereto at the address or telecopy number as such party may specify to the other party from time to time.

7.3 Nature of Interest. The Financing and each Additional Financing, if any, shall not bear interest. Solely for U.S. federal, state and local tax purposes, the Parties agree that the Financing and each Additional Financing, if any, shall not be treated as a debt obligation of FAI.

7.4 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without impairing or invalidating the validity, legality and enforceability of the remaining provisions contained herein and shall not affect in any way the validity, legality or enforceability of such provision in any other jurisdiction.

7.5 Expenses. Each of the parties shall bear its own expenses (including attorneys’ fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and any documents relating thereto.

7.6 GOVERNING LAW. THIS AGREEMENT AND EACH CLOSING CERTIFICATE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

7.7 Counterparts. This Agreement may be executed in separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Master Financing Agreement to be executed and delivered by a duly authorized officer as of the date first above written.

FINTECH ADVISORY, INC. By: /s/ Erika Mouynes Name: Erika Mouynes Title: Authorized Person

FINTECH INVESTMENTS LTD.

By:  /s/ Natalie Sutter

Name: Natalie Sutter

Title: Executive Vice President

Account Information USD:

Institution: UBS AG New York, Stamford, CT 06912-0300

ABA Number: 026 007 993

Swift: UBSWUS33

For further credit: Fintech Investments Ltd. Account: 101-WA-271985-000

Ref/Contact Name: Christine Aebi

Account Information EUR:

Correspondent Bank UBS AG, Frankfurt

Swift: UBSWDEFF

Beneficiary Bank: UBS AG, Zurich

Swift: UBSWCHZH80V

Beneficiary Name: Fintech Investments Ltd.

Account: CH240020620626730361B

Ref/Contact Name: Christine Aebi

[Signature Page to Master Financing Agreement]

EXHIBIT A TO

MASTER FINANCING AGREEMENT

Form of Notice of Assignment of Assets Pursuant to Subsection 6.1 of Master Financing

Agreement

TO:	Fintech Investments Ltd. c/o KENDRIS AG Steinengraben 5

CH-4051 Basel Switzerland

Telephone: 4158 450 5240

Fax Number: 4158 450 5270

Attention: André Spörri

FROM: Fintech Advisory, Inc.

375 Park Avenue 38th Floor

New York, NY 10152

Telephone: 212 593 3500

Fax Number: 212 593 3461

Attention: J.R. Rodriguez, Erika Mouynes

DATE:             [●]

RE: Amended and Restated Master Financing Agreement dated as of [●], 2016 (as amended or supplemented from time to time, the “Agreement”) between Fintech Advidosry, Inc. (“FAI”) and Fintech Investments Ltd. (“Finance Provider”).

Gentlemen:

Pursuant to subsection 6.1 of the Agreement, FAI hereby gives notice to Finance Provider of its decision to assign [if less than all, describe the portion assigned] the Asset participated to Finance Provider (the “Assigned Assets”) to [insert name of assignee] (“Assignee”), effective [insert termination date].

Upon the occurrence of FAI’s receipt of this letter countersigned by Finance Provider, FAI shall assign the Assigned Assets to Assignee, pursuant to documentation satisfactory to FAI, and the Financing with respect to the Assigned Assets shall terminate, except as specifically provided for in the Agreement.

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Please indicate your agreement with the above by returning a countersigned copy of this letter to FAI.

Very truly yours,

Fitnech Advisory, Inc.

By: _______________________________

Name: Julio Rafael Rodriguez, Jr.

Title: Authorized Person

By: _______________________________

Name: Erika Mouynes

Title: Authorized Person

Agreed to and Accepted by:

Fintech Investments Ltd.

By: _______________________________

Name: Diretora Corporate Services S.A.

Title: Director

Date:

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